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OPINION OF COUNSEL

Re: Rule 24f-2 Notice for The Travelers Growth and Income Stock Account for Variable Annuities; File No. 2-27330


         With regard to the Rule 24f-2 Notice filed by The Travelers Growth and Income Stock Account for Variable Annuities covering individual and group variable annuity contracts, I have examined such documents and such law as I have considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

         1. The Travelers Insurance Company is duly organized and existing under the laws of the State of Connecticut and has been duly authorized to do business and to issue variable annuity contracts by the Insurance Commissioner of the State of Connecticut.

         2. The Travelers Growth and Income Stock Account for Variable Annuities is a duly authorized and validly existing separate account established pursuant to Section 38a-433 of the Connecticut General Statutes.

         3. The variable annuity contracts issued are valid, legal and binding obligations of The Travelers Insurance Company; the securities are legally issued, fully paid and non-assessable.

         4. Assets of The Travelers Growth and Income Stock Account for Variable Annuities are not chargeable with liabilities arising out of any other business which The Travelers Insurance Company may conduct.



                                         /s/ Kathleen A. McGah
                                         ---------------------------
                                         Counsel and Secretary
                                         The Travelers Insurance Company
Dated: February 27, 1996